Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Virtusa Corporation and Subsidiaries:

We consent to the incorporation by reference in the registration statement on Form S-8 of Virtusa Corporation and Subsidiaries of our reports dated May 27, 2011, with respect to the consolidated balance sheets of Virtusa Corporation and Subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2011, the related financial statement schedule and the effectiveness of internal control over financial reporting as of March 31, 2011, which reports appear in the March 31, 2011 annual report on Form 10-K of Virtusa Corporation.

/s/ KPMG LLP

Boston, Massachusetts

February 3, 2012